

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2013

Via E-mail
Patrick G. Rooney
Chief Executive Officer
Positron Corporation
530 Oakmont Lane
Westmont, IL 60559

> **Re: Positron Corporation**
> **Amendment No. 1 to Preliminary Information Statement on Schedule 14C**
> **Filed October 22, 2013**
> **File No. 000-24092**

Dear Mr. Rooney:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Summary of Corporate Actions, page 3

1.  Based on your response to prior comment 1, we cannot agree that the communications you describe involving Mr. Rooney and the consenting shareholders resulted in your obtaining an unsolicited consent with respect to any of the multiple actions set forth in the information statement. Furthermore, you have not argued that any exemption from the proxy rules applies to your circumstances. Accordingly, please provide further analysis to support your argument that you received an unsolicited consent from each shareholder with respect to each action or, alternatively, please file and distribute proxy materials as required by Regulation 14A.

Summary of the Differences of the Corporate Laws…, page 11

2.  You may not qualify your disclosure by reference to state statutes. Please revise your disclosure accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joseph McCann at (202) 551-6262 or Jay Mumford at (202) 551-3637 with any questions.

Sincerely,

/s/ Jay Mumford for

Amanda Ravitz
Assistant Director

cc (via e-mail): Peter Campitiello, Esq. - Kane Kessler, P.C.